--------------------------------------------------------------------------------
SEC 1344
(03-05) Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
             FORM 12b-25                         Estimated average burden
                                                 hours per response...2.50
                                                 -------------------------
    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER:
                                                 CUSIP NUMBER:

(Check One):

[ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended: December 31, 2005
                 ---------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

--------------------------------------------------------------------------------
          READ INSTRUCTION ON BACK PAGE SHEET BEFORE PREPARING FORM.
                            PLEASE PRINT OR TYPE.
--------------------------------------------------------------------------------
   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Russ Berrie and Company, Inc. for the Russ Berrie and Company, Inc. 2004 Employee Stock Purchase Plan (the "Plan")
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

111 Bauer Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Oakland, New Jersey 07436
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

   |(a) The reasons described in reasonable detail in Part III of this form
   |    could not be eliminated without unreasonable effort or expense;
   |
   |(b) The subject annual report, semi-annual report, transition report on
   |    Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion
[X]|    thereof, will be filed on or before the fifteenth calendar day
   |    following the prescribed due date; or the subject quarterly report of
   |    transition report on  Form 10-Q or subject distribution report on Form
   |    10-D or portion thereof will be filed on or before the fifth  calendar
   |    day following the prescribed due date; and
   |
   |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
   |    has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed with the prescribed time period.

As has been reported on a Current Report on Form 8-K filed on March 17, 2006 (the "Refinancing 8-K"), and in a Notification of Late Filing on Form 12b-25 filed on March 17, 2006 (the "10-K Notification"), Russ Berrie and Company, Inc. (the "Company") consummated the refinancing of its senior debt facility with LaSalle Business Credit LLC on March 14, 2006. Primarily as a result of the focus of management on the consummation of the transactions described in the Refinancing 8-K and the completion of the Company's Annual Report on Form 10-K as described in the 10-K Notification, the Company is experiencing delays in the collection and compilation of necessary information. As a result, the Plan's financial statements for the year ended December 31, 2005 and corresponding audit will not be completed in time to file the Plan's Annual Report on Form 11-K (the "2005 11-K") within the prescribed period without unreasonable effort or expense. The registrant represents that the 2005 11-K will be filed no later than the fifteenth calendar day following the date on which it is due.

(Attach Extra Sheets if Needed)

                              Persons who are to respond to the collection of
                              information contained in this form are not
                              required to respond unless the form displays a
SEC 1344 (07-03)              currently valid OMB control number.




PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John D. Wille                     201                  405-7340
 ---------------------------------     -----------         ------------------
            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                         Russ Berrie and Company, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2006                By: /s/ John D. Wille
     ---------------------------       ----------------------------------------
                                       Name:
                                       Title:



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).